Filed Pursuant to Rule 433

Registration No. 333-205558,

333-205558-01 and 333-205558-02

Florida Power & Light Company

Pricing Term Sheet

November 1, 2017

Issuer:	Florida Power & Light Company
Designation:	Floating Rate Notes, Series due November 6, 2020
Registration Format:	SEC Registered
Principal Amount:	$750,000,000
Date of Maturity:	November 6, 2020
Interest Payment Dates:	Quarterly in arrears on February 6, May 6, August 6 and November 6, beginning February 6, 2018
Coupon Rate:	Floating rate based on the Three-Month LIBOR Rate plus 0.28%; reset quarterly on each February 6, May 6, August 6 and November 6 , beginning February 6, 2018. The floating rate that will be in effect on the Settlement Date will be determined on November 2, 2017.
Price to Public:	100% of the principal amount thereof
Trade Date:	November 1, 2017
Settlement Date:*	November 6, 2017
Redemption:	Redeemable at any time on or after May 6, 2018, at 100% of the principal amount, plus any accrued and unpaid interest.
CUSIP / ISIN Number:	341081 FN2 / US341081FN24
Expected Credit Ratings:**

Moody’s Investors Service Inc.	“A1” (stable)
S&P Global Ratings	“A-” (stable)
Fitch Ratings, Inc.	“A+” (stable)

Joint Book-Running Managers:

Goldman Sachs & Co. LLC

Scotia Capital (USA) Inc.

Wells Fargo Securities, LLC

Co-Managers:

Loop Capital Markets LLC

PNC Capital Markets LLC

Samuel A. Ramirez & Company, Inc.

WR Securities, LLC

*	It is expected that delivery of the Floating Rate Notes will be made against payment therefor on or about November 6, 2017, which will be the third business day following the date of pricing of the

Floating Rate Notes. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, by virtue of the fact that the Floating Rate Notes initially will settle in T+3, purchasers who wish to trade the Floating Rate Notes on the date of pricing of the Floating Rate Notes should specify an extended settlement cycle at the time they enter into any such trade to prevent failed settlement and should consult their own advisors.
**	A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The term “Three-Month LIBOR Rate” has the meaning ascribed to that term in the Issuer’s Preliminary Prospectus Supplement, dated November 1, 2017.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman Sachs & Co. LLC toll-free at 1-866-471-2526; Scotia Capital (USA) Inc. toll-free at 1-800-372-3930; or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.